Exhibit 21.1

SUBSIDIARIES OF NEUROBO PHARMACEUTICALS, INC.

Name	Jurisdiction of Organization
NeuroBo Therapeutics, Inc.	Delaware
NeuroBo Co., Ltd.	A Korean limited company
ANA Therapeutics, LLC	Delaware